E: Lou@bevilacquapllc.com

T: 202.869.0888 (ext. 100)

W: bevilacquapllc.com

September 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mariam Mansaray
Matthew Derby

Re:	Signing Day Sports, Inc.
Registration Statement on Form S-3
Filed August 29, 2025
File No. 333-289965

Dear Mariam Mansaray and Matthew Derby:

On behalf of our client, Signing Day Sports, Inc. (the “Company”), we hereby submit the response of the Company to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated September 11, 2025 (the “Comment Letter”), providing the Staff’s comment with respect to the Company’s Registration Statement on Form S-3 (File No. 333-289965) filed with the SEC on August 29, 2025 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing with the Commission the Registration Statement in the form of a Pre-Effective Amendment No. 1 to Form S-3 on Form S-1, together with this response letter.

For the convenience of the Staff, the Staff’s comment is set forth below and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-3

General

1.	It appears that the Purchase Agreement the Company entered into with Helena Global Investment Opportunities 1 Ltd. is an equity line. Please note that the resale of shares issuable under an equity line agreement must be registered on a form that the company is eligible to use for a primary offering. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13. It appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to filing did not exceed the $75 million threshold required by General Instruction I.B.1 of Form S-3. If you are relying on General Instruction I.B.6 for Form S-3 eligibility, tell us whether and how you have sufficient capacity to register the number of shares you are offering for resale under the Purchase Agreement, and include the information required pursuant to Instruction 7 to General Instruction I.B.6. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 116.21. In addition, identify Helena Global Investments as an underwriter. To the extent you are not eligible to conduct the offering on Form S-3, please amend your registration statement on an appropriate form.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to be on a Registration Statement on Form S-1 and identified Helena Global Investment Opportunities 1 Ltd. as an underwriter in the Registration Statement.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

If you would like to discuss our response to the Staff’s comment or any other matters related to the Registration Statement, please contact the undersigned at 202-869-0888 (ext. 100) or Joseph J. Kaufman at (202) 869-0888 (ext. 113).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Daniel Nelson, Chief Executive Officer